McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 8, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Charles Eastman

Earnest Greene

Bradley Ecker

Erin Purnell

Re:	McGraw Hill, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 22, 2022

CIK No. 0001951070

Ladies and Gentlemen:

On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated January 6, 2023. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended. In addition to addressing the Staff’s comments, the Amendment also includes updates to the Company’s interim financial information and certain other revisions.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

Summary, page 1

1.	We note your response to prior comment 3. Please file consents pursuant to Rule 436 of the Securities Act.

Response

The comment regarding the filing of consents was discussed telephonically with the Staff on January 18, 2023.

Pursuant to Rule 436, no consent of an expert is required to be filed unless a portion of a report or opinion of such expert is quoted or summarized as such in a registration statement. In addition, pursuant to the Staff’s guidance contained in Securities Act Rules CDI 233.02, the consent requirement applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).

In instances in the S-1 in which we indicate that the Company commissioned the third-party data, the Company respectfully advises the Staff that it takes full responsibility for such third-party data and that the related disclosures are attributed to the Company’s management based on information from such third-party data. The Company supplementally advises the Staff that while the Company commissioned such third-party data, it has done so in the past and did so for business purposes and not specifically for inclusion in the Registration Statement. For the foregoing reasons, the Company respectfully submits that consents of such third parties are not required to be filed as exhibits to the Registration Statement. Further the Company has revised the disclosure on pages i, 1, 2, 78, 155, 156, 158 and 160 of the Amendment to clarify that the Company is making the disclosures in question in the Registration Statement and that it, not the third parties from whom the data was commissioned, is acknowledging full responsibility and Section 11 liability.

Consolidated Operating Results for the periods from August 1, 2021 to March 31, 2022 (Successor)…, page 109

2.	We have read your response to prior comment 12. Please provide the following:

•

We note here and in your discussion of your interim results that you appear to explain the increase or decrease in line items between periods for your predecessor and successor. For example, on page 110, you indicate that the increase in higher education revenue was due to digital revenue growth of $44.0 million, timing of digital revenue recognition of $53.5 million, lower product returns reserve of $7.0 million, partially offset by decline in print revenue of $13.5 million and lower direct-to-students sales of $31.0 million. It appears that you have explained a net increase in higher education revenue, however it is not clear what period this increase relates to or whether you were discussing the results of your predecessor, successor or both. Given that your predecessor and successor financial information are prepared on different bases of accounting and are therefore not comparable, please revise your MD&A to “separately” discuss the historical results of your predecessor and successor. Please note that your supplemental pro forma discussion beginning on page 114 already attempts to bridge the comparability gap between your predecessor and successor financial information for the period presented; and

•

In your discussion of consolidated results for the year ended March 31, 2022 (Pro Forma Pre-Achieve3000 Acquisition) and 2021(Predecessor), it appears that you have provided the same explanation above for the increase in higher education revenue. You have disclosed the same net increase as the business reasons for the increase of $15.4 million or 2.4% for the period presented. Please advise or revise your discussion here to address this inconsistency. This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in our MD&A in the Amendment to address the Staff’s comment, including in the discussions of our results of operations and cash flows.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

Business, page 155

3.

We note your response to our prior comment 15. Please include any contracts made between you and the third party suppliers you discuss that you are substantially dependent upon as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32-33 and 170-172 of the Amendment to clarify the extent to which we rely on the third parties with which we contract.

The Company respectfully advises the Staff that it has entered into, and expects to enter into from time to time as part of its routine and ordinary operations, many contracts with its various third-party suppliers and service providers. Because these contracts are of the sort that ordinarily accompany the kind of business conducted by the Company, and because the business of the Company is not substantially dependent on such contracts or because such contracts are immaterial in amount or significance, the Company respectfully submits that these contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Third-Party Printers, Paper Suppliers and Logistics Providers

The Company further respectfully advises the Staff that, in connection with the production and sale of its print products, the Company currently has multiple agreements with printers, paper suppliers and logistics providers within the United States and globally. The Company respectfully submits that it does not believe any of these supply contracts are required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K because the Company is not required to file its ordinary course contracts with suppliers unless the Company’s business is “substantially dependent” on such contracts. As disclosed in the Registration Statement, the Company’s transition from print products to digital learning solutions has resulted in, and is expected to continue to result in, a decline in the Company’s need for arrangements that support the portion of the business that consists of print products, including these agreements. The Company believes that it would be able to replace the goods and services provided by any of these suppliers with similar goods or services from another supplier on commercially reasonable terms, if necessary. As such, the Company has determined that it is not substantially dependent on its agreements with printers, paper suppliers and logistics providers.

Third-Party Distributors

The Company further respectfully advises the Staff that the Company’s individual contracts with product distributors are each immaterial in amount and significance and, therefore, are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K. The Company has a number of individual contracts with distributors to sell and distribute its digital and print products in various places around the world, each of which governs the terms of sale and distribution of a certain product or certain products to higher education institutions, administration, faculty and students. For the year ended March 31, 2022, no individual distributor contract was responsible for greater than approximately 4% of the Company’s total revenue, and the Company does not expect that any of these contracts will contribute a material portion of the Company’s revenues for the foreseeable future. As a result, none of these contracts is material to the Company.

Third-Party Authors, Author Teams and Subject Matter Experts

The Company further respectfully advises the Staff that the Company’s contracts with third-party authors and subject matter experts are each immaterial in amount and significance and, therefore, are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K. The Company has hundreds of agreements with third-party authors, author teams and subject matter experts to provide content included in its products. For the year ended March 31, 2022, no third-party author, author team or subject matter expert was responsible for providing content that accounted for greater than 0.7% of the Company’s total revenue, and the Company does not expect its relationship with any third-party author, author team or subject matter expert to contribute a material portion of the Company’s revenues for the foreseeable future. As a result, none of these contracts is material to the Company.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

Third-Party Software Engineers

The Company further respectfully advises the Staff that the business of the Company is not substantially dependent on its contracts for third-party software engineers and, as such, these contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K. The Company contracts with contingent labor firms to obtain the services of third-party software engineers, which it uses to supplement the abilities of the Company’s large team of in-house software engineers. Contracting with contingent labor firms for third-party software engineers helps the Company meet its business needs and allows the Company to conduct labor cost arbitrage in international markets. The Company’s software development uses common software languages, frameworks, infrastructures and tools, so the skill sets that the Company requires are commonly available through many contingent labor firms. As such, and because the Company has proven practices for securing new talent, onboarding and conducting the necessary transfer of knowledge to new resources, if the Company were to lose access to a particular contingent labor firm that provides third-party software engineers, the Company believes it could replace that firm with relative ease and on terms that are materially similar to the existing agreements. The loss of any contingent labor firm that provides third-party software engineers would not result in a material disruption to the Company’s ability to operate its business and, therefore, the Company is not substantially dependent on these contacts.

Subsequent Events, page F-116

4.

We note your response to prior comment 18 and the revised disclosures included on pages F-43 and F-116. Please also revise your disclosures to state whether the date through which your subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-48 and F-121 of the Amendment to address the Staff’s comment.

*        *         *        *

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

March 8, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.

David Stafford – General Counsel and Secretary, McGraw Hill, Inc.

McGraw Hill, Inc.